UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  15)*

Media Arts Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

58439 C 10 2

(CUSIP Number)

Thomas D. Magill
Gibson, Dunn & Crutcher LLP
4 Park Plaza
Irvine, CA  92614
(949) 451-3800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58439 C 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THOMAS KINKADE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization U. S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 500

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

*      Such shares are directly owned by Lightpost Holdings, LLC, which is wholly owned by Thomas Kinkade, as Trustee of the Kinkade Family Trust.  Lightpost Holdings, LLC and Thomas Kinkade constitute a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Such shares are described in greater detail below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LIGHTPOST HOLDINGS, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization U. S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 500

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NANETTE KINKADE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
N/A

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization U. S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 15 (this “Amendment No. 15”) amends and supplements the Schedule 13D of Thomas and Nanette Kinkade filed with the Securities and Exchange Commission (the “SEC”) on November 15, 1995, as amended from time to time (the “Statement”), and as most recently amended by Amendment No. 14 to Schedule 13D dated October 31, 2003, relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Media Arts Group, Inc., a Delaware Corporation (the “Issuer”).

The address of the Issuer’s principal executive office is 900 Lightpost Way, Morgan Hill, California 95037.
Item 2.	Identity and Background
Item 2 to the Statement is hereby amended and restated in its entirety as follows:
(a)

The names of the persons filing this Amendment No. 15 are Thomas Kinkade, Nanette Kinkade and Lightpost Holdings, LLC (“Lightpost”), a California limited liability company (collectively, the “Reporting Persons”).  On January 20, 2004, Mrs. Kinkade resigned as a Trustee of the Kinkade Family Trust.

(b)	The address of the principal business office of each Reporting Person is 900 Lightpost Way, Morgan Hill, California 95037.
(c)

Mr. Kinkade is the Art Director and a member of the Board of Directors of the Issuer.  Mrs. Kinkade is a homemaker and the spouse of Mr. Kinkade.  Lightpost is a newly formed California limited liability company formed by Mr. Kinkade, its principal business being to hold the shares of the Issuer.  All of the outstanding membership interests of Lightpost are owned by Thomas Kinkade, as Trustee of the Kinkade Family Trust.

(d)	During the five years preceding the filing of this Amendment No. 15, none of the Reporting Persons was convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).
(e)

During the five years preceding the filing of this Amendment No. 15, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws of finding any violation with respect to such laws.

(f)	Mr. Kinkade and Mrs. Kinkade are United States citizens. Lightpost is a California limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 to the Statement is hereby amended to add the following information:

The total amount of funds required to fund the completion of the merger of The Thomas Kinkade Company (formerly known as Main Street Acquisition Company, Inc.), a Delaware corporation (“Mergerco”), which is wholly-owned by Lightpost, with and into Issuer (the “Merger”), by which Lightpost became the sole stockholder of Issuer, was approximately $37.3 million.  The funds necessary to complete the Merger described further in Item 4 of this Amendment No. 15 were paid with borrowings from GE Corporate Financial Services, Inc., as well as cash on hand of the Issuer and Mr. Kinkade’s personal funds.

Item 4.	Purpose of Transaction
Item 4 to the Statement is hereby amended to add the following information:

At a special meeting of stockholders of Issuer held on January 29, 2004 (the “Special Meeting”) at which a quorum was present, the Agreement and Plan of Merger dated as of October 31, 2003, by and among Issuer, Mergerco and Thomas Kinkade (the “Merger Agreement”) (a copy of which has been filed with the Statement as Exhibit 13 and is incorporated herein by this reference) was approved and adopted by (i) a majority of the outstanding shares of Common Stock of Issuer entitled to vote at the Special Meeting and (ii) a majority of the outstanding shares of Common Stock of Issuer (other than shares held by Mr. Kinkade and his affiliates, including Lightpost and Mergerco) entitled to vote and actually voted for or against approval and adoption the Merger at the Special Meeting.

On January 29, 2004, following the Special Meeting and pursuant to the terms of the Merger Agreement, in order to facilitate the Merger, Mr. Kinkade individually, Mr. Kinkade with his wife as joint tenants and Mr. Kinkade, as Trustee of the Kinkade Family Trust, contributed all of their shares of Common Stock to Mergerco, such that immediately prior to the Merger, Mergerco was the direct owner of 4,267,276 shares of Common Stock.  No consideration was exchanged for such contributions amongst Mergerco, Mrs. Kinkade, Mr. Kinkade and his affiliated stockholders.

On January 29, 2004, the Merger was completed, whereby Mergerco was merged with and into Issuer, each issued and then outstanding share of Common Stock (other than any shares (i) held in treasury of the Issuer, (ii) owned by Mr. Kinkade, or his affiliates, or (iii) by stockholders who did not have vote in favor of or consent in writing to the Merger and who complied with all of the relevant appraisal provisions of Section 262 of the General Corporation Law of the State of Delaware) were converted automatically into the right to receive $4.00 in cash, without interest, upon surrender of the certificate representing such share and such other documents as shall be reasonably required.  As a result of the Merger, the separate corporate existence of Mergerco has ceased and the Issuer continues as the surviving corporation of the Merger, having changed its name to The Thomas Kinkade Company.  The entire equity interest in Issuer is now owned by Mr. Kinkade and his affiliates through Lightpost as a result of the Merger.

Following the Merger, on January 29, 2004, Issuer filed a Form 15 with the SEC, terminating the registration of the Common Stock under the Exchange Act.  The Common Stock therefore is no longer an “equity security” for the purposes of Regulation 13D-G under the Exchange Act.  The Common Stock ceased to trade on the New York Stock Exchange as of the close of market on January 29, 2004 and there is no longer any public market for the Common Stock.  Further, the Issuer is no longer subject to the reporting requirements of the Exchange Act.

On January 29, 2004, the Issuer issued a press release announcing the approval and adoption of the Merger Agreement and the Merger, and the completion of the Merger.  A copy of the press release is attached hereto as Exhibit 15 and is incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer
Item 5 to the Statement is hereby amended, in pertinent part, as follows:
(a)	(i)	The aggregate number of shares of Common Stock beneficially owned by Mr. Kinkade is 500 which represents 100% of the Issuer’s outstanding Common Stock.
	(ii)	The aggregate number of shares of Common Stock beneficially owned by Lightpost is 500, and represents 100% of the Issuer’s outstanding Common Stock.
(b)	(i)	Mr. Kinkade has:
		1)	0 shares as to which he has sole power to vote or to direct the vote;
		2)	500 shares as to which he has shared power to vote or to direct the vote;
		3)	0 shares as to which he has sole power to dispose or to direct the disposition; and
		4)	500 shares as to which he has shared power to dispose or to direct the disposition.
	(ii)	Nanette Kinkade has:
		1)	0 shares as to which she has sole power to vote or to direct the vote;
		2)	0 shares as to which she has shared power to vote or to direct the vote;
		3)	0 shares as to which she has sole power to dispose or to direct the disposition; and

	4)	0 shares as to which she has shared power to dispose or to direct the disposition.
(iii)	Lightpost has:
	1)	0 shares as to which it has sole power to vote or to direct the vote;
	2)	500 shares as to which it has shared power to vote or to direct the vote;
	3)	0 shares as to which it has sole power to dispose or to direct the disposition; and
	4)	500 shares as to which it has shared power to dispose or to direct the disposition.

Mr. Kinkade and Lightpost are members of a “group” within the meaning of Rule 13d-5 under the Exchange Act and accordingly each may be deemed the beneficial owner of shares beneficially owned by the other.  Therefore Mr. Kinkade and Lightpost may each be deemed to be the beneficial owner of the 500 shares described above.  Mrs. Kinkade resigned as Trustee of the Kinkade Family Trust on January 20, 2004.

(c)

Except as set forth in Items 3 and 4, including the description of the Merger and the pre-Merger contributions of Common Stock, which are incorporated herein by reference, to the best knowledge of the Reporting Persons, since the most recent filing on Schedule 13D, none of the Reporting Persons has engaged in any transactions of the Issuer’s Common Stock.

(d)	Not applicable.
(e)

Not applicable.  Because of Issuer’s filing of a Form 15 with the SEC on January 29, 2004, terminating the registration of the Common Stock under the Exchange Act, this Amendment No. 15 will be the final amendment filed by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Unchanged.
Item 7.	Material to Be Filed as Exhibits
Exhibit 15 Press Release issued by Media Arts Group, Inc. (now known as The Thomas Kinkade Company), dated January 29, 2004.
Exhibit 16 Joint Filing Agreement amongst Thomas Kinkade, Nanette Kinkade and Lightpost Holdings, LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Thomas Kinkade	January 29, 2004
Thomas Kinkade

/s/ Nanette Kinkade	January 29, 2004
Nanette Kinkade

LIGHTPOST HOLDINGS, LLC

/s/ Thomas Kinkade	January 29, 2004
Thomas Kinkade, as Trustee of the Kinkade Family Trust, Sole Member

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement dated March 5, 1997 by and between Thomas Kinkade and Nanette Kinkade, previously filed on March 5, 1997.

Exhibit 2	License Agreement entered into as of December 3, 1997 by and between Media Arts Group, Inc. and Thomas Kinkade, previously filed on December 16, 1997.

Exhibit 3	Stock Option Agreement dated December 3, 1997 by and between Media Arts Group, Inc. and Thomas Kinkade, previously filed on September 25, 1998.

Exhibit 4	Letter from Thomas Kinkade to the Board of Directors of Media Arts Group, Inc., dated October 17, 2000 previously filed on October 18, 2000.

Exhibit 5	Standstill Agreement dated as of November 15, 2000 by and between Thomas Kinkade & Media Arts Group, Inc. previously filed on November 21, 2000.

Exhibit 6	Additional Standstill Agreement dated as of December 15, 2000 by and between Thomas Kinkade & Media Arts Group, Inc. previously filed on December 18, 2001.

Exhibit 7	Letter from Thomas Kinkade to the Board of Directors of Media Arts Group, Inc. dated February 5, 2001 previously filed on February 6, 2001.

Exhibit 8	Letter from Thomas Kinkade to the Board of Directors of Media Arts Group, Inc. dated February 5, 2001 amending and replacing the letter filed as Exhibit 7 hereto, previously filed on February 6, 2001.

Exhibit 9	Letter from Thomas Kinkade to the Board of Directors of Media Arts Group, Inc. dated April 10, 2001 previously filed on April 11, 2001.

Exhibit 10	Stock Sale Agreement dated July 12, 2001 by and between The Kenneth and Linda Raasch Trust and Thomas Kinkade previously filed on July 18, 2001.

Exhibit 11	Letter Agreement dated June 17, 2003, by and between Media Arts Group, Inc. and Thomas Kinkade.

Exhibit 12	Letter Agreement dated June 17, 2003, by and between Media Arts Group, Inc. and Nanette Kinkade.

Exhibit 13	Agreement and Plan of Merger among Media Arts Group, Inc. and Main Street Acquisition Company, Inc., dated October 31, 2003.

Exhibit 14	Joint Press Release issued by Thomas Kinkade and Media Arts Group, Inc., dated October 31, 2003.

Exhibit 15	Press Release issued by Media Arts Group, Inc. (now known as The Thomas Kinkade Company), dated January 29, 2004.

Exhibit 16	Joint Filing Agreement amongst Thomas Kinkade, Nanette Kinkade and Lightpost Holdings, LLC.